Exhibit 12
AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
EXHIBIT 12 — COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Nine Months Ended	Year Ended
	September 30, 2010	December 31, 2009
Operating earnings before income taxes	$513	$813
Undistributed equity in losses of investee	2	2
Losses of managed investment entities attributable to noncontrolling interest	37	—
Fixed charges:
Interest on annuities	340	435
Interest expense	57	67
Debt discount and expense	1	1
Portion of rentals representing interest	10	13

EARNINGS	$960	$1,331

Fixed charges:
Interest on annuities	$340	$435
Interest expense	57	67
Debt discount and expense	1	1
Portion of rentals representing interest	10	13

FIXED CHARGES	$408	$516

Ratio of Earnings to Fixed Charges	2.35	2.58

Earnings in Excess of Fixed Charges	$552	$815